

January 7, 2015

<u>Via Mail</u>
Dishan Guo
Chief Executive Officer
China Internet Café Holdings Group, Inc.
#1707, Block A, Genzon Times Square,
Longcheng Blvd, Centre City, Longgang District
Shenzhen Guangdong Province,
People's Republic of China 518172

   Re: China Internet Café Holdings Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 26, 2014
     File No. 000-52832

Dear Mr. Guo:

  We issued comments to you on the above captioned filing on December 3, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 22, 2015.

  If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 if you have any questions.

        Sincerely,

        /s/ Mara L. Ransom

        Mara L. Ransom
        Assistant Director